# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chijet Motor Company, Inc., CIK 0001957413
CUSIP: G4465R111
Title of class of securities: Class A Ordinary Shares, par value $0.003 per share
Address of issuer's principal executive offices: NO. 8 BEIJING S. RD., ECONOMIC & TECH. DEV. ZONE YANTAI, SHANDONG, China (F4), 000000
Date of event which requires filing of this statement: 02/13/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-003050
Filed by CIK 0002052682

## Reporting persons
- Zhanghui Ding: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 375,970; shared voting power 0; sole dispositive power 375,970; shared dispositive power 0; aggregate amount beneficially owned 375,970 (1.22% of the class)
  Comment: The number in Row 5, 7, and 9 consists of 375,970 class A ordinary shares, par value $0.003 per share ("Class A Ordinary Shares") of Chijet Motor Company, Inc. (the "Issuer"). The percentage in Row 11 is calculated based on a denominator of 30,889,110 Class A Ordinary Shares outstanding as of May 12, 2025, which information was provided by the Issuer.

## Item 1. Issuer
Name of issuer: Chijet Motor Company, Inc.
Address of issuer's principal executive offices: NO. 8 BEIJING S. RD. ECONOMIC & TECH. DEV. ZONE YANTAI

## Item 2. Person Filing
Name of person filing: Zhanghui Ding
Address of principal business office or, if none, residence: 13-406 Huang Jin Yuan, Hanjiang, Yangzhou, Jiangsu Province, China
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 375,970
Percent of class: 1.22 %
Sole power to vote or to direct the vote: 375,970
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 375,970
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Zhanghui Ding: /s/ Zhanghui Ding, Zhanghui Ding (05/15/2025)